Exhibit 3.2
Third Amendment to the
Certificate of Designations of
Series B Convertible Preferred Stock,
Par Value $0.001,
of comScore, Inc.
COMSCORE, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 242 thereof, hereby certifies that the following resolutions amending the rights of the Series B Convertible Preferred Stock (the “Series B Preferred Stock”) (a) were duly adopted by the Board of Directors of the Corporation (the “Board of Directors”) on April 16, 2025 pursuant to authority conferred upon the Board of Directors by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), and the Amended and Restated Bylaws of the Corporation (the “Bylaws”), and (b) were consented to by (i) the holders of at least a majority of the outstanding shares of common stock of the Corporation, par value $0.001 per share, and the Series B Preferred Stock (on an as-converted basis and in accordance with the terms of the Certificate of Designations (as defined below)), and (ii) the holders of at least 75% of the outstanding shares of Series B Preferred Stock, in each case, at a duly held meeting on June 17, 2025.
RESOLVED, that effective upon the filing of this Certificate of Amendment to the Certificate of Designations of Series B Convertible Preferred Stock (this “Certificate of Amendment”), the Certificate of Designations of Series B Convertible Preferred Stock dated and filed with the Delaware Secretary of State on March 10, 2021, as amended on June 16, 2023 and June 17, 2024 (the “Certificate of Designations”), is hereby amended as follows:
1.    The first paragraph of the preamble is hereby amended and restated in its entirety to read as follows:
That, the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on June 20, 2025 (the “Certificate of Amendment”), authorizes the issuance of 121,750,000 shares of capital stock, consisting of 16,750,000 shares of Common Stock, par value $0.001 per share (“Common Stock”), and 105,000,000 shares of Preferred Stock, par value $0.001 per share (“Preferred Stock”).
2.    Section 1 of the Certificate of Designations is hereby amended and restated in its entirety to read as follows:
SECTION 1    Designation and Number of Shares. The shares of such series of Preferred Stock shall be designated as “Series B Convertible Preferred Stock” (the “Series B Preferred Stock”). The number of authorized shares constituting the Series B Preferred Stock shall be 104,000,000. That number from time to time may be increased or decreased (but not below the number of shares of Series B Preferred Stock then outstanding) by further resolution duly adopted by the Board, or any duly authorized committee thereof, and by the filing of a certificate pursuant to the provisions of the DGCL stating that such increase or decrease, as applicable, has been so authorized. The Company shall not have the authority to issue fractional shares of Series B Preferred Stock.
3.    Section 7(a) of the Certificate of Designations is hereby amended and restated in its entirety to read as follows:

SECTION 7    Mandatory Conversion by the Company.
        (a)    At any time after the five (5) year anniversary of the Original Issuance Date, if (i) the Closing Price of the Common Stock was greater than the Mandatory Conversion Price (A) for at least twenty (20) Trading Days in any period of thirty (30) consecutive Trading Days ending on, and including, the Trading Day immediately preceding the date of the Notice of Mandatory Conversion (such thirty (30) consecutive Trading Day period, the “Trading Period”) and (B) on the last Trading Day of the Trading Period and (ii) the pro rata share of an aggregate of $100,000,000 in Annual Dividends (which shall include shares of Series B Preferred Stock issued as payment for, or in lieu of, Accrued Dividends) and/or Special Dividends has been paid with respect to each share of Series B Preferred Stock that remains outstanding, the Company may elect to convert (a “Mandatory Conversion”) all, but not less than all, of the outstanding shares of Series B Preferred Stock into shares of Common Stock (the date selected by the Company for any Mandatory Conversion pursuant to this Section 7(a) and in accordance with Section 7(b) below, the “Mandatory Conversion Date”); provided that the Company may not elect or consummate a Mandatory Conversion if any Investor Party holds or would hold upon such Mandatory Conversion (or any earlier conversion following the date of the related Notice of Mandatory Conversion) shares of Common Stock that are Registrable Securities (as defined in the Registration Rights Agreement) unless as of the date of such Notice of Mandatory Conversion and as of the Mandatory Conversion Date there is an Available Registration Statement covering resale of such shares of Common Stock by the Investor Parties. In the case of a Mandatory Conversion, each share of Series B Preferred Stock then outstanding shall be converted into (A) a whole number of shares of Common Stock at the Conversion Rate plus (B) cash in lieu of fractional shares as set out in Section 10(h).
RESOLVED FURTHER, that the Certificate of Designations as amended by the Certificate of Amendment shall remain in full force and effect except as expressly amended hereby.
IN WITNESS WHEREOF, the Company has caused this Third Amendment to the Certificate of Designations to be executed this 20th day of June 2025.
COMSCORE, INC.
By:    /s/ Ashley Wright
Name:    Ashley Wright
Title:    Secretary
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